FORM U-3A-2/A

                               Amendment No. 1

                                                   File No. 69-315


                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

         Amendment to Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding
                               Company Act of 1935.



                          CENTERIOR ENERGY CORPORATION


hereby files with the Securities and Exchange Commission, pursuant to Rule 2, this amendment to its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. This amendment is being filed to add a statement to the end of the ninth paragraph of Item 1 of Centerior Energy Corporation's February 28, 1997 U-3A-2 filing, which statement reads: "As of December 31, 1996, MRE was an inactive company."

As so revised, Item 1 now reads as follows:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof.

Centerior Energy Corporation ("Centerior") was incorporated in the State of Ohio in 1985. The principal executive offices of Centerior are located in Independence, Ohio. Centerior is a Holding Company within the meaning of Section 2(a)(7) of the Public Utility Holding Company Act of 1935 (the "Act").

Centerior's principal business is the holding of all of the outstanding common stock of six subsidiaries which are The Cleveland Electric
Illuminating Company ("CEI"), The Toledo Edison Company ("TE"),
Centerior Service Company ("CSC"), Centerior Properties Company ("CPC"), Centerior Enterprises Company ("Enterprises"), and Market Responsive Energy, Inc. ("MRE").

CEI was incorporated under the laws of the State of Ohio in 1892 and is a public utility engaged primarily in the generation, transmission, distribution and sale of electric energy to an area of approximately 1,700 square miles in northeastern Ohio, including Cleveland, extending about 100 miles along the southern shore of Lake Erie west from Pennsylvania. During the 12 months ended December 31, 1996, all of CEI's operating revenues were derived from the sale of electricity.

TE was incorporated under the laws of the State of Ohio in 1901 and is a public utility engaged primarily in the generation, transmission, distribution and sale of electric energy in Toledo and northwestern Ohio, covering an area of approximately 2,500 square miles. During the 12 months ended December 31, 1996, all of TE's operating revenues were derived from the sale of electricity.

CSC was incorporated under the laws of the State of Ohio in 1986 and is a service company that has entered into service agreements in the State of Ohio concerning management, engineering, legal, finance, nuclear operations, construction, systems dispatch and certain other matters with CEI, TE and Centerior.

CPC is an Ohio corporation organized on March 23, 1929 that is involved in real estate activities.

Enterprises is an Ohio corporation organized on July 28, 1971 whose principal business presently involves the ownership of stock investments in certain non-utility ventures.

MRE is an Ohio corporation organized June 30, 1995 that is a power marketer in the wholesale power markets. As of December 31, 1996, MRE was an inactive company.

The above-named claimant has caused this amendment to be duly executed on its behalf by its authorized officer on this 15th day of July, 1997.


                              CENTERIOR ENERGY CORPORATION
                              (Name of Claimant)



                             By:  TERRENCE G. LINNERT
                                  Terrence G. Linnert, Senior Vice
                                  President, Chief Financial Officer
                                  and General Counsel


                           (Centerior Energy Corporation has no seal)






ATTEST:


J. T. PERCIO
Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:


Janis T. Percio                                       Secretary
(Name)                                                (Title)


Centerior Energy Corporation, P. O. Box 94661, Cleveland, Ohio  44101-
4661
(Address)





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